Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

GENERAL

This Management Discussion & Analysis (“MD&A”) is intended to supplement and complement the consolidated financial statements and accompanying notes of Jet Metal Corp. (the “Company” or “Jet Metal”) for the year ended April 30, 2015. The information provided herein should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended April 30, 2015.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived therefrom are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Management is responsible for the preparation and integrity of the financial statements and MD&A, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The Board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review the Company’s statutory filings on www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein are forward-looking statements including, without limitation; statements about the potential for additional mineralization at the Company’s properties, the estimation of mineral resource estimates, estimates of future administrative costs, statements about the Company’s future development of its properties and statements contained in the “Outlook” section of this MD&A. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mineral exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations including the price of uranium; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

Forward-looking information and forward-looking statements are, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., a director of the Company and a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”), has reviewed and approved the technical information contained in this MD&A. Further information on the Company’s mineral properties can be found in the following NI 43-101 Technical Reports which are available on SEDAR at www.sedar.com and the Company’s website:

•	CMB Uranium Project: The Technical Report titled “Technical Report on the Central Mineral Belt (CMB) Property, Labrador Canada”, dated April 16, 2015.

•	Bootheel Uranium Project: The Technical Report titled “Technical Report on the Bootheel Project for Jet Metal Corp. and The Bootheel Project LLC”, dated May 20, 2015.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties. The Company is currently focused on maintaining its uranium properties in North America, as well as investigating other mineral opportunities and opportunities outside of the mineral resource sector.  The Company does not have any producing mineral properties at this time.

The Company’s common shares trade on the TSX Venture Exchange (the “TSX-V”) under the symbol “JET” and on the OTC Markets Group’s OTCQB Marketplace (the “OTCQB”) under the symbol “JETMF”.  The common shares of the Company were voluntarily delisted from the NYSE MKT Stock Exchange prior to market opening on July 1, 2013.  On the same day, the Company’s common shares were listed and began trading on the OTC Markets Group’s OTCQB Marketplace.  The listing of the Company’s common shares in Canada was transitioned from the Toronto Stock Exchange (“TSX”) to the TSX-V on January 20, 2014.

In September 2013, the Company changed its name from Crosshair Energy Corporation to Jet Metal Corp. and completed a consolidation of its common shares on the basis of one post-consolidated share for every ten pre-consolidated shares.  All references to share and per share amounts have been restated to reflect this share consolidation.

The Company currently maintains exploration and evaluation properties in the province of Newfoundland and Labrador, Canada and the state of Wyoming, USA:

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador

➢	Bootheel Uranium (“Bootheel”) Project with UR-Energy USA, Inc. in Wyoming

Central Mineral Belt (“CMB”) Project

The CMB Project currently consists of a total of 359 claims, located in central Labrador.  These claims are subject to a 2% Net Smelter Return Royalty (“NSR”) payable to Silver Spruce Resources Inc. and also subject to a 2% NSR payable to Expedition Mining Inc. on 60% of any production from the property.  The most prospective area within these claims is the Two Time Prospect, which contains an Indicated Mineral Resource estimate of 2.33 M pounds of U3O8 (1.82 M tonnes grading 0.058% U3O8) and an Inferred Mineral Resource estimate of 3.73 M pounds of U3O8 (3.16 M tonnes grading 0.053% U3O8).  Further information on the CMB Project can be found in the NI 43-101 Technical Report dated April 8, 2015 which is available on SEDAR at www.sedar.com.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

During the year ended April 30 2015, the Company incurred acquisition costs of $Nil (2014 - $Nil) and exploration and evaluation expenses of $Nil (2014 - $560; 2013 - $1,910,312) related to the CMB Project.  During the year ended April 30, 2014, the Company incurred only administrative costs as the Company abandoned various claims on the CMB Project.  During the year ended April 30, 2013, the Company executed an exploration program on the CMB Project, incurring administrative costs of $10,434, drilling and trenching costs of $731,850, geology costs of $1,456,437 and geophysics costs of $11,591.  These costs were offset by government grants received in the amount of $300,000 during the year ended April 30, 2013.

Due to the challenging economic environment, the Company does not plan to spend any additional funds on the remaining CMB Project claims until market conditions improve, with the exception of reclamation work which may be required.

Bootheel Uranium Project

The Bootheel properties are currently owned by the Bootheel Project LLC and consist of 81 Federal Mining claims and one State lease.  The Company currently has an 81% interest in The Bootheel Project LLC, subject to certain royalties.  The remaining 19% ownership of The Bootheel Project, LLC is held by UR-Energy USA Inc. (“URE”).

Project Summary

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

These data, along with additional data acquired from Cameco Corporation, were compiled by the Company’s geological team and were combined with the results from over 50,000 feet of drilling completed by the Company at Bootheel during calendar year 2008. This compilation formed the basis for the Company’s 2011 drilling program which saw the completion of 76 bore holes, totaling 35,760 feet (10,900 metres).

A synthesis of all of these data enabled the Company to generate an Indicated Mineral Resource estimate of 1.12 million pounds of U3O8 (1.570M tons @0.036% eU3O8) and an Inferred Mineral Resource of 1.05 million pounds of U3O8 (1.315M tons @ 0.040% eU3O8) for the 81 Federal lode claims and single Wyoming State lease that currently comprise the Bootheel Property.  Further details can be found in the NI 43-101 Technical Report dated May 20, 2015, available on SEDAR at www.sedar.com.

The continuing downward pressure on the uranium price, in addition to the overall poor state of the junior resource market, has led the Bootheel Project LLC to place the project on care and maintenance, allowing expenditures to remain at a minimum, while maintaining the integrity of the data and land package.  To this end, during the year ended April 30, 2014, the Company released mineral claims that did not have any mineral resources identified on them or any significant prospectivity to contain such resources. This action reduced the total land package from 274 mineral claims and 2 state leases to the current level of 81 mineral claims and 1 state lease and allowed the Bootheel Project LLC to keep the most prospective ground in good standing. A reversal in the state of the uranium price specifically, as well as the junior resource market in general, may afford the Bootheel Project LLC the opportunity to further assess and evaluate its options for the future.

During the year ended April 30, 2015, the Company incurred acquisition costs of $Nil (2014 - $Nil) related to the Bootheel Uranium Project.  During the year ended April 30, 2015, the Company continued to focus on maintaining the claims in good standing and incurred net costs of $21,481 (2014 - $33,681; 2013 - $66,619), including administrative costs of $27,367 (2014 - $34,673; 2013 - $45,981) for insurance and renewals of claims and leases, reporting costs of $1,925 (2014 - $Nil; 2013 - $Nil) related to updating technical reports, and reclamation costs of $Nil (2014 - $10,921; 2013 - $Nil).  During the year ended April 30, 2013, the Company also incurred drilling and trenching of $13,433, geology of $35,816 and hydrology of $271 prior to the Bootheel Uranium Project being placed on care and maintenance.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

These exploration and evaluation expenses were partially offset by recoveries of $7,811 (2014 - $11,913; 2013 - $28,882) in relation to URE’s portion of exploration and evaluation expenditures incurred on the Bootheel Uranium Project.  The decreased administrative costs incurred on the Bootheel Uranium Project is directly attributable to the land package reduction noted above.

OUTLOOK

The Company successfully completed equity financing for gross proceeds of $3 million on September 16, 2014 which will allow the Company to evaluate new opportunities in the mineral resource sector and in other sectors, as well as maintain its current mineral exploration properties, and meet general corporate and working capital requirements.  In light of the current poor macroeconomic environment, the Company will continue to manage and closely monitor its discretionary costs and resources.

SELECTED ANNUAL INFORMATION

The following financial data are selected information for the Company for the three most recently completed financial years:

	April 30, 2015	April 30, 2014	April 30, 2013
Revenue	$-	$-	$-
Loss and comprehensive loss	(357,729)	(3,967,283)	(11,674,061)
Loss per share (basic and diluted)	(0.02)	(0.60)	(1.77)
Total assets	5,325,176	2,801,407	6,635,616

Net Loss

Net loss decreased significantly during the year ended April 30, 2015 compared to the two previous fiscal years as the Company attempted to maintain its level of expenditures at low levels to conserve cash.  In addition, the Company incurred minimal exploration and evaluation expenses during the year ended April 30, 2015 which related to maintaining properties in good standing.

Net loss for the year ended April 30, 2014 in the amount of $3,967,283 includes an impairment loss for exploration and evaluation assets in the amount of $3,160,618 in relation to the CMB Moran Lake property.  The increased net loss during the year ended April 30, 2014 is also attributable to increased overall corporate costs, as discussed further in “Review of Consolidated Financial Results”.

Net loss for the year ended April 30, 2013 in the amount of $11,674,061 includes an impairment loss for exploration and evaluation assets in the amount of $6,043,241 in relation to various abandoned properties.  Prior to abandoning the properties at the end of the year, the Company had completed exploration programs on the CMB Uranium Project and the Juniper Ridge Property which commenced during fiscal 2012, attributing to a higher net loss compared to the years ended April 30, 2015 and 2014.

Total Assets

Total assets as at April 30, 2015 increased by $2,523,769 compared to total assets as at April 30, 2014 primarily as a result of the Company completing equity financing for net proceeds of $2,965,894 on September 16, 2014. The increase in cash and cash equivalents was partially offset by payment of current liabilities during the year ended April 30, 2015.

Total assets as at April 30, 2014 decreased by $3,834,209 compared to total assets as at April 30, 2013 due to exploration and evaluation impairment losses recognized in the amount of $3,160,618 and decreased cash and cash equivalents utilized to settle current liabilities.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

Results of operations for the year ended April 30, 2015 compared to the year ended April 30, 2014:

For the year ended April 30, 2015, the Company reported a net loss of $357,729 or $0.02 per common share, compared to a net loss of $3,967,283 or $0.60 per common share for the previous year.  The decrease in net loss of $3,609,554 is discussed in detail below.

Operating Items

Total operating items for the year ended April 30, 2015 totaled $540,021, representing a decrease of $3,896,928 compared to the prior year primarily as a result of an impairment of exploration and evaluation assets recorded during the year ended April 30, 2014.  In addition, the Company experienced decreased overall activity during the year ended April 30, 2015.

The Company recorded audit and accounting fees of $7,024 for the year ended April 30, 2015 as a result of reversing professional fees amounting to $26,117 as previous invoices received by the Company were revised.  This recovery of professional fees was offset by accruals for annual audit and tax preparation services.  During the year ended April 30, 2014, the Company recorded audit and accounting fees of $22,775 relating to accruals for annual audit and tax preparation services.

Consulting expense of $3,415 (2014 - $Nil), management fees of $Nil (2014 - $142,533) and wages and salaries of $213,310 (2014 - $252,999) total $216,725 for the year ended April 30, 2015 (2014 - $395,532) which represents a total decrease of $178,807 compared to the prior year as a result of decreased Company activities and personnel providing services to the Company.  During the year ended April 30, 2014, a consulting agreement between the Company and the former Chief Executive Officer and a consulting agreement between the Company and the former Executive Chairman were both terminated which also contributed to decreased personnel costs.

During the year ended April 30, 2015, the Company incurred exploration and evaluation expenses in the amount of $21,481 (2014 - $34,225), including $21,481 (2014 - $33,681) on the Bootheel Uranium Project, $Nil (2014 - $560) on the CMB Project and $Nil (2014 – recovery of $16) on other projects.  The decrease in exploration and evaluation expense of $12,744 compared to the prior year is due to the Company pursuing fewer projects as well as the Bootheel Uranium Project land package being reduced.  Details of exploration and evaluation activities are further discussed in “Description of Business and Overview”.

During the year ended April 30, 2014, the Company relinquished a number of mineral claims that had formed a portion of the Central Mineral Belt Project and recorded an impairment of exploration and evaluation assets in the amount of $3,160,618.  No such impairment losses were recorded during the year ended April 30, 2015.

The Company earned finance income during the year ended April 30, 2015 in the amount of $17,599 (2014 - $314).  The increase in finance income of $17,285 for the year ended April 30, 2015 is due the Company completing financing for gross proceeds of $3,000,000 on September 16, 2014 and investing excess cash on hand in short-term investments.

During the year ended April 30, 2015, the Company recorded a foreign exchange loss in the amount of $4,059 (2014 – gain of $1,097) in relation to transactions and balances denominated in US dollars and the effects of fluctuations in the US dollar relative to the Canadian dollar.

Insurance expense decreased from $33,036 for the year ended April 30, 2014 to $29,400 for the year ended April 30, 2015 as a result of the Company adjusting its insurance policy to reflect corporate changes such as property abandonments and the Company’s stock exchange listings as previously discussed.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

Investor relations for the year ended April 30, 2015 increased to $15,058 from $11,122 incurred in the prior year.  The increase in investor relations of $3,936 for the year ended April 30, 2015 was a result of business development initiatives undertaken during the year subsequent to completing equity financing.  Investor relations expenses also include the cost of news releases, website maintenance and hosting, and printing.

During the year ended April 30, 2015, the Company incurred legal expenses of $11,814 compared to legal expenses of $8,989 during the prior year, an increase of $2,825.  During the year ended April 30, 2015, the Company incurred legal costs in relation to US securities matters and procedures to list the Company’s warrants for trading.  During the year ended April 30, 2014, the Company incurred legal costs in relation to the Company’s transition from the NYSE MKT to the OTC Markets Group’s OTCQB Marketplace.

Office and administration expenses for the year ended April 30, 2015 in the amount of $65,899 (2014 - $87,331), decreased by $21,432 compared to the prior year as a direct result of decreased overall Company activities.

Rent expense for the year ended April 30, 2015 amounted to $56,104 compared to $40,632 for the prior year.  The increase in rent expense in the amount of $15,472 for the year ended April 30, 2015 is attributable to changes in the usage of shared office facilities.

During the year ended April 30, 2015, the Company recorded share-based compensation of $Nil as all outstanding stock options fully vested during the year ended April 30, 2014 and no stock options were issued during the current year.  During the year ended April 30, 2014, the Company recorded a recovery of share-based compensation of $45,250 as a result of forfeitures of unvested stock options during the year.  The recovery of share-based compensation expense had no effect on the Company’s cash flows.

Transfer agent and filing fees decreased to $110,088 for the year ended April 30, 2015 compared to $124,896 for the prior year, a decrease of $14,808. During the year ended April 30, 2014, the Company incurred increased costs as it transitioned from the NYSE MKT to the OTC Markets Group’s OTCQB Marketplace, changed its name and consolidated its common shares on a 10 for 1 basis.

Other Income (Expenses)

Other income for the year ended April 30, 2015 amounted to $182,292, compared to other expenses for the year ended April 30, 2014 of $70,355, as further detailed below.

The Company sold property and equipment with a net book value of $Nil for proceeds of $600, resulting in a gain on disposal of $600 for the year ended April 30, 2015.

During the year ended April 30, 2015, the Company realized a gain on forgiveness and settlement of debt in the amount of $184,141 as a result of a debt settlement agreement between King & Bay West Management Corp. (“King & Bay West”), MJM Consulting Corp. and the Company.  The details of the debt settlement agreement are summarized in “Related Party Transactions”.

During the year ended April 30, 2015, the Company recorded a loss on marketable securities in the amount of $2,449 (2014 - $28,503) in relation to fair market value adjustments at year end.

During the year ended April 30, 2014, the Company recorded an impairment loss in the amount of $41,852 due to collectability concerns in relation to reclamation bonds for properties that have been abandoned.

Results of operations for the year ended April 30, 2014 compared to the year ended April 30, 2013:

For the year ended April 30, 2014, the Company reported a net loss of $3,967,283 or $0.60 per common share, compared to a net loss of $11,674,061 or $1.77 per common share for the year ended April 30, 2013.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

Operating Items

Total operating items for the year ended April 30, 2014 were $3,896,928, representing a decrease of $7,993,424 compared to the year ended April 30, 2013 as a direct result of decreased overall Company activity.  All administrative expenses for the year ended April 30, 2014 decreased compared to the previous year with the exception of transfer agent and filing fees and are discussed below.

Audit and accounting fees of $22,775 (2013 - $124,087) decreased for the year ended April 30, 2014 compared to the previous year due to the Company incurring additional fees in the prior period in relation to Sarbanes-Oxley (“SOX”) compliance and additional tax filings.

Consulting expense of $Nil (2013 - $308,570), management fees of $142,533 (2013 - $411,368) and wages and salaries of $252,999 (2013 - $705,024) total $395,532 for the year ended April 30, 2014 (2013 - $1,424,962) which represents a total decrease of $1,029,430 as a result of decreased Company activities and personnel providing services to the Company.  During the year ended April 30, 2014, a consulting agreement between the Company and the former Chief Executive Officer and a consulting agreement between the Company and the former Executive Chairman were both terminated.

Director fees of $Nil (2013 - $39,467) decreased by $39,467 for the year ended April 30, 2014 compared to the year ended April 30, 2013 as a result of the Company cancelling its director compensation program in light of financial conditions faced by the Company.

During the year ended April 30, 2014, the Company spent a total of $34,225 (2013 - $2,835,066) on exploration and evaluation expenditures, including $560 (2013 - $1,910,312) on exploration of the CMB Project, $33,681 (2013 - $66,619) on the Bootheel Project, $Nil (2013 - $47,265) on the Golden Promise Project, recovered $392 (2013 - $810,870 expense) on the Juniper Ridge Project and $376 on other projects (2013 - $Nil).  Exploration and evaluation expenses for the year ended April 30, 2014 primarily related to minimal administrative costs and recoveries to maintain claims and insurance policies on the Bootheel Project.  In addition, the Company incurred reclamation costs to reclaim the land on which the Bootheel Project sits.  The decrease in exploration and evaluation expense of $2,800,841 for the year ended April 30, 2014 compared to the previous year is due to the Company no longer pursuing the CMB, Golden Promise and Juniper Ridge projects as well as decreased activities on the Bootheel Project.  Details of exploration and evaluation activities are further discussed in “Description of Business and Overview”.

During the year ended April 30, 2014, the Company recorded finance income of $314 compared to $22,158 in the previous year which relates to interest earned on excess cash on hand.  The decrease in finance income is attributable to decreased cash and cash equivalents balance during the year ended April 30, 2014.

During the year ended April 30, 2014, the Company recorded an impairment of exploration and evaluation assets in the amount of $3,160,618 which relates to the CMB Project.  During the year ended April 30, 2013, the Company recorded an impairment of exploration and evaluation assets in the amount of $6,043,241 relating to the Bootheel, Golden Promise and Juniper Ridge projects.

Insurance expense decreased from $51,415 for the year ended April 30, 2013 to $33,036 for the year ended April 30, 2014 as a result of the Company adjusting its insurance policy to reflect corporate changes such as property abandonments and the Company’s stock exchange listings as previously discussed.

Interest expense incurred during the year ended April 30, 2014 in the amount of $1,427 (2013 - $10,402) relates to non-cash accretion of the Company’s future reclamation provisions.  The decrease in interest expense of $8,975 is a result of the balance of future reclamation provisions decreasing during the year ended April 30, 2014.

Investor relations expense of $11,122 (2013 - $180,786), legal costs of $8,989 (2013 - $35,950), office and administrative expenses of $87,331 (2013 - $167,188), project development costs of $Nil (2013 - $66,471), rent of $40,632 (2013 - $123,066) and travel expenses of $252 (2013 - $48,547) all decreased for the year ended April 30, 2014 compared to the previous year as a direct result of decreased overall Company activities.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

During the year ended April 30, 2014, the Company recorded a recovery of $45,250 related to share-based compensation as a result of forfeitures of unvested stock options during the year. During the year ended April 30, 2013, the Company recorded share-based compensation of $626,364 according to vesting schedules of certain grants issued in 2011 and 2012. This expense (recovery) had no effect on the Company’s cash flows.

Transfer agent and filing fees increased to $124,896 for the year ended April 30, 2014 compared to $109,625 for the year ended April 30, 2014 as a result of the Company voluntarily delisting its common shares from the NYSE MKT, transitioning from the TSX to the TSX Venture Exchange, changing its name and consolidating its common shares on a 10 for 1 basis during the year.

Other Income (Expenses)

Other expenses amounted to $70,355 for the year ended April 30, 2014 compared to other income of $216,291 for the year ended April 30, 2013.

During the year ended April 30, 2014, the Company recorded an impairment loss in the amount of $41,852 due to collectability concerns in relation to reclamation bonds for properties that have been abandoned.  No such impairment loss was recorded during the previous year.

During the year ended April 30, 2014 the Company recorded an unrealized loss on marketable securities of $28,503 (2013 - $173,005) in relation to fair value adjustments for marketable securities the Company held.

During the year ended April 30, 2013, the Company recorded a flow through premium in the amount of $428,712 in relation to flow through shares issued in prior years and attributable to the qualified exploration expenditures incurred.  The Company also recorded a loss on asset disposition of $39,416 during the year ended April 30, 2013.  No such transactions occurred during the year ended April 30, 2014.

Working Capital

As at April 30, 2015, the Company had working capital of $2,099,399 compared to a working capital deficit of $716,619 as at April 30, 2014. The increase in working capital of $2,816,018 is explained by the Company completing financing for net proceeds of $2,965,894 and entering a debt settlement agreement with two related parties during the year ended April 30, 2015, as further discussed in “Capital Stock” and “Related Party Transactions”.

Refer to “Statement of Financial Position Information” for further details with respect to account balance changes for the year ended April 30, 2015.

Details of the Company’s plans with respect to its working capital are further discussed in “Outlook” and “Liquidity and Capital Resources”.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company’s financial operations for the last eight quarters.  For more detailed information, please refer to the consolidated financial statements.

Description	Q4 April 30, 2015 ($)	Q3 January 31, 2015 ($)	Q2 October 31, 2014 ($)	Q1 July 31, 2014 ($)
Total assets Exploration and evaluation assets Working capital (deficit) Shareholders’ equity Net income (loss) Net income (loss) per share Exploration and evaluation expenditures	5,325,176 2,509,791 2,099,399 4,788,428 (167,836) (0.01) 5,727	5,483,797 2,509,791 2,419,670 4,915,253 (140,268) (0.01) 7,953	5,575,424 2,509,791 2,312,585 4,809,459 6,689 0.00 3,695	2,772,281 2,509,791 (767,824) 1,836,876 (56,314) (0.01) 4,106

Description	Q4 April 30, 2014 ($)	Q3 January 31, 2014 ($)	Q2 October 31, 2013 ($)	Q1 July 31, 2013 ($)
Total assets Exploration and evaluation assets Working capital (deficit) Shareholders’ equity Net loss Loss per share Exploration and evaluation expenditures (recovery)	2,801,407 2,509,791 (716,619) 1,893,190 (110,365) (0.02) (13,639)	2,923,397 2,509,791 (633,068) 2,006,326 (159,468) (0.02) 18,596	2,958,270 2,509,791 (482,034) 2,159,102 (3,404,522) (0.52) 20,392	6,266,264 5,670,409 (255,927) 5,550,722 (292,928) (0.04) 8,876

Historical quarterly results of operations and net loss per share data do not necessarily reflect any recurring expenditure patterns or predictable trends.

Net losses incurred in the quarters ended April 30, 2015, January 31, 2015, July 31, 2014, April 30, 2014, January 31, 2014  and July 31, 2013 reflect decreased overall Company activities as the Company attempted to maintain low levels of expenditures due to challenging market conditions.

The Company realized net income in the amount of $6,689 for the quarter ended October 31, 2014 primarily due to the Company recording a gain on forgiveness and settlement of debt in the amount of $184,141 as a result of entering into a debt settlement agreement with two related parties, as further discussed in “Related Party Transactions”.  The gain on forgiveness of debt was mostly offset by general and administrative expenses for the three month period ended October 31, 2014.

The increased net loss reported for the quarter ended October 31, 2013 is explained by an impairment loss recorded with respect to the Company’s exploration and evaluation assets.

FOURTH QUARTER

Results of operations for the three month period ended April 30, 2015 compared to the three month period ended April 30, 2014:

For the three month period ended April 30, 2015, the Company incurred a net loss of $167,836 or $0.01 per common share, compared to a net loss of $110,365 or $0.02 per common share for the three month period ended April 30, 2014.  The increase in net loss of $57,471 is discussed in detail below.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

Operating Items

Total operating items for the three month period ended April 30, 2015 were $126,825 (2014 - $46,113), representing an increase of $80,712 compared to the same period of the prior year.  The increase is primarily due to increased personnel costs and related administrative costs with respect to various corporate transactions and regulatory compliance.

Audit and accounting fees for the three month period ended April 30, 2015 increased by $1,499 compared to the same period of the prior year and relate to accruals for annual audit and tax preparation services.

During the three month period ended April 30, 2015, the Company incurred exploration and evaluation expenses on the Bootheel Uranium Project in the amount of $5,727 (2014 – recovery of $13,639).  Exploration and evaluation expenses for the three month period ended April 30, 2015 consisted of claim maintenance, insurance and updates to technical reports.  During the three month period ended April 30, 2014, the Company recorded a recovery of exploration and evaluation expenses in the amount of $13,639 as a result of reclassifying amounts paid for reclamation on the Bootheel Project as a decrease to future reclamation provisions.  Details of exploration and evaluation activities are further discussed in “Description of Business and Overview”.

The Company earned finance income during the three month period ended April 30, 2015 in the amount of $6,982 (2014 - $275).  The increase in finance income for the three month period ended April 30, 2015 is due the Company completing financing for gross proceeds of $3,000,000 in September 2014 and investing excess cash on hand in short-term investments.

During the three month period ended April 30, 2015, the Company recorded a foreign exchange gain in the amount of $1,867 (2014 – $309) in relation to transactions and balances denominated in US dollars and the effects of fluctuations in the US dollar relative to the Canadian dollar.

Insurance expense for the three month periods ended April 30, 2015 and 2014 amounted to $7,350 and related to premiums for directors’ and officers’ insurance.

During the three month period ended April 30, 2015, the Company incurred investor relation expenses in the amount of $5,603 (2014 - $858).  The increase in investor relation expenses in the amount of $4,745 is attributable to business development initiatives during the period.  Investor relation expenses also include the cost of news releases, website maintenance and hosting, and printing.

Office and administration expenses in the amount of $15,356 (2014 - $7,872) and rent expense in the amount of $12,918 (2014 - $2,120), increased by $7,484 and $10,798 respectively, which is attributable to both increased personnel costs as noted above and changes in the usage of shared office facilities.  Rent expense consists of rent for the Vancouver office and secured storage space.

During the three month period ended April 30, 2015, the Company recorded share-based compensation of $Nil as all outstanding stock options fully vested during the year ended April 30, 2014 and no stock options were issued during the three month period ended April 30, 2015.  During the three month period ended April 30, 2014, the Company recorded a recovery of share-based compensation of $2,771 as a result of forfeitures of unvested stock options during the period.  The recovery of share-based compensation had no effect on the Company’s cash flows.

Transfer agent and filing fees increased slightly by $1,656 during the three month period ended April 30, 2015 compared to the same period of the prior year due to the costs associated with listing and maintaining the Company’s share purchase warrants issued in connection with the private placement which closed on September 16, 2014.

During the three month period ended April 30, 2015, the Company incurred wages and salaries of $65,667, representing an increase of $41,038 compared to the same period of the prior year as a result of various corporate transactions and regulatory compliance during the period.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

Other Income

Other income for the three month period ended April 30, 2015 amounted to $41,011, compared to other income of $110,365 for the three month period ended April 30, 2014, as further detailed below.

During the three month period April 30, 2015, the Company recorded a gain on forgiveness and settlement of related party debt in the amount of $41,011 in relation to common shares issued for the settlement of related party debt.  The details of the debt settlement are summarized in “Related Party Transactions”.

During the three month period April 30, 2014, the Company recorded an impairment loss in the amount of $41,852 due to collectability concerns in relation to reclamation bonds for properties that have been abandoned.

During the three month period ended April 30, 2014 the Company also recorded an unrealized loss on marketable securities of $22,400 in relation to fair value adjustments for marketable securities the Company held.

Results of operations for the three month period ended April 30, 2014 compared to the three month period ended April 30, 2013:

For the three month period ended April 30, 2014, the Company reported a net loss of $110,365 or $0.02 per common share, compared to a net loss of $5,267,909 or $0.80 per common share for the three month period ended April 30, 2013.

Operating Items

Operating items for the three month period ended April 30, 2014 were $46,113 compared to $5,216,975 for the three month period ended April 30, 2013, representing a decrease of $5,170,862 which is explained below.

Audit and accounting fees of $4,000 (2013 - $31,591) decreased for the three month period ended April 30, 2014 compared to the same period of the previous year due to the Company incurring additional fees in the prior period in relation to engaging the Company’s auditors to perform quarterly reviews of the consolidated interim financial statements.

Consulting expense of $Nil (2013 - $13,822), management fees of $Nil (2013 - $100,994) and wages and salaries of $24,629 (2013 - $107,897) total $24,629 for the three month period ended April 30, 2014 (2013 - $222,713) which represents a total decrease of $198,084 compared to the same period of the previous year as a result of decreased Company activities and personnel providing services to the Company.  During the year ended April 30, 2014, a consulting agreement between the Company and the former Chief Executive Officer and a consulting agreement between the Company and the former Executive Chairman were both terminated.

During the three month period ended April 30, 2014, the Company recorded director fees of $Nil (2013 – recovery of $58,140) as a result of the Company cancelling its director compensation program in light of financial conditions faced by the Company.  Previously accrued but unpaid director fees were reversed as of April 30, 2013 which explains the recovery of director fees for the three month period ended April 30, 2013.

During the three month period ended April 30, 2014, the Company recorded a recovery of exploration and evaluation expenses in the amount of $13,639 as a result of reclassifying amounts paid for reclamation on the Bootheel Project as a decrease to future reclamation provisions.  During the three month period ended April 30, 2013, the Company recorded a recovery of exploration and evaluation expenses in the amount of $213,831 as a result of receiving Junior Company Exploration Assistance Program grants.

During the three month period April 30, 2014, the Company recorded finance income of $275 compared to $923 in the same period of the previous year which relates to interest earned on excess cash on hand.  The decrease in finance income is attributable to the Company’s decreased cash and cash equivalents balance.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

Interest expense incurred during the three month period ended April 30, 2014 in the amount of $356 (2013 - $2,600) relates to non-cash accretion of the Company’s future reclamation provisions.  The decrease in interest expense of $2,244 is a result of the balance of future reclamation provisions decreasing during the three month period ended April 30, 2014.

Insurance of $7,350 (2013 - $11,250), investor relations expense of $858 (2013 - $7,663), office and administrative expenses of $7,872 (2013 - $9,417), rent of $2,120 (2013 - $24,556), transfer agent and filing fees of $9,992 (2013 - $15,161) and travel expenses of $Nil (2013 - $5,726) all decreased for the three month period ended April 30, 2014 compared to the same period of the previous year as a direct result of decreased Company activities.

The Company did not incur any project development costs during the three month period ended April 30, 2014 as the Company attempted to reduce costs and conserve cash during the period.  Project development costs in the amount of $25,417 incurred during the same period of the previous year related to due diligence performed by the Company for prospective uranium properties in Argentina.  The Company decided not to pursue the properties.

During the three month period ended April 30, 2014, the Company recorded a recovery of share-based compensation expense of $2,771 (2013 – expense of $24,317) as a result of forfeitures of unvested stock options and according to vesting schedules of certain stock option grants in 2011 and 2012. This item had no effect on the Company’s cash flows.

Other Income (Expenses)

As of April 30, 2014, the Company recorded an impairment loss in the amount of $41,852 due to collectability concerns in relation to reclamation bonds for properties that have been abandoned.  No such impairment loss was recorded during the previous period.

During the three month period ended April 30, 2014 the Company recorded an unrealized loss on marketable securities of $22,400 (2013 - $51,399) in relation to fair value adjustments for marketable securities the Company holds.

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2015, the Company had cash and cash equivalents of $2,350,202 (2014 - $78,541) and working capital of $2,099,399 (2014 – working capital deficit of $716,619).  The increase in working capital is attributable to equity financing and debt restructuring completed during the year ended April 30, 2015, as detailed in “Capital Stock” and “Related Party Transactions”.  Changes in current asset and current liabilities accounts are discussed in “Statement of Financial Position Information”.

At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.  See “Risk Factors”.

The Company estimates corporate and general costs to maintain the requirements of a listed company to be approximately $500,000 per year.  Fixed costs to maintain the Company’s existing exploration and evaluation assets are estimated to be approximately $30,000 per year.  Therefore, minimum working capital requirements are estimated at $530,000 per year.  With the completion of equity financing for gross proceeds of $3 million and concurrent debt restructuring during the year ended April 30, 2015, the Company has sufficient funds to meet estimated annual corporate and general costs and property maintenance costs.  The Company currently has no other material financial commitments, but may incur additional costs should the Company investigate or pursue a prospective mineral property.

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

To date, the Company’s operations, including its exploration and evaluation activities, have been almost entirely financed from equity financings. The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

Operating Activities

Cash used in operating activities for the year ended April 30, 2015 amounted to $405,290, which consisted of the net loss for the year of $357,729 and adjusted for depreciation of property and equipment of $18,428, forgiveness and settlement of related party debt of $184,141, gain on asset disposals of $600, non-cash interest expense of $1,540, an unrealized gain on foreign exchange of $2,998 and a loss on marketable securities of $2,449.  Net loss for the year was further adjusted to determine cash used in operating activities for changes in non-cash working capital items, including an increase in receivables in the amount of $21,909 for Goods and Services Tax input tax credits and interest receivable; a decrease in prepaid expenses of $2,212 in relation to amortization of prepaid expenses, net of additions for renewing directors’ and officers’ insurance, incurring annual regulatory listing fees and maintaining annual claims for the Bootheel Uranium Project; a decrease of payables and accrued liabilities of $53,146 due to payments to third parties; and an increase in amounts due to related parties of $190,604 attributable to services provided by King & Bay West.

Cash used in operating activities for the year ended April 30, 2014 amounted to $502,716, which consisted of the net loss for the year of $3,967,283 and adjusted for changes in future reclamation estimates of $2,053, depreciation of property and equipment of $22,754, impairment of the Central Mineral Belt Project at Moran Lake for a loss of $3,160,618, impairment of reclamation bonds of $41,852, non-cash interest expense of $1,427, share-based compensation recovery of $45,250, an unrealized gain on foreign exchange of $5,669 and an unrealized loss on marketable securities of $28,503.  Net loss for the year was further adjusted to determine cash used in operating activities for changes in non-cash working capital items, including a decrease in receivables in the amount of $16,669 for Goods and Services Tax refunds received; a decrease in prepaid expenses of $49,498 in relation to amortization of prepaid expenses, net of additions for renewing directors’ and officers’ insurance, incurring annual regulatory listing fees and maintaining annual claims for the Bootheel Uranium Project; a decrease of payables and accrued liabilities of $68,697 due to payments to third parties; and an increase in amounts due to related parties of $264,915.

Cash used in operating activities for the year ended April 30, 2013 amounted to $4,834,152, which consisted of the net loss for the year of $11,674,061 and adjusted for depreciation of property and equipment of $26,338, impairment of exploration and evaluation assets of $6,043,241, interest expense of $10,402, loss on disposal of equipment of $39,416, a flow-through share premium of $428,712, share-based compensation of $626,364, and an unrealized loss on marketable securities of $173,005.  Net loss for the year was further adjusted to determine cash used in operating activities for changes in non-cash working capital items, including a decrease in receivables in the amount of $80,431 for Goods and Services Tax refunds received, a decrease in prepaid expenses of $15,292 for security deposits returned to the Company, an increase of payables and accrued liabilities of $65,947 and an increase in amounts due to related parties of $188,185.

Investing Activities

Cash used in investing activities for the year ended April 30, 2015 amounted to $149,690 and consisted of acquisition costs of $3,000 to purchase storage containers for the purpose of storing exploration equipment securely offsite and acquisition costs of $200,000 to purchase common shares of Voleo, Inc. (“Voleo”).  These acquisition costs were offset by proceeds received from the sale of marketable securities in the amount of $52,710 and proceeds received from the sale of property and equipment of $600.

Cash used in investing activities for the year ended April 30, 2014 amounted to $15,193 and consisted of the costs to reclaim exploration and evaluation assets in the amount of $17,268 which were partially offset by proceeds received from the sale of marketable securities in the amount of $2,075.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

Cash provided by investing activities for the year ended April 30, 2013 amounted to $30,785 and consisted of refunds of reclamation bonds previously paid of $292,507 and proceeds from the sale of equipment of $8,648 which were offset by the acquisition of exploration and evaluation assets and equipment of $224,816 and $45,554, respectively.

Financing Activities

Financing activities for the year ended April 30, 2015 consisted of net proceeds in the amount of $2,965,894 received by the Company upon closing equity financing for gross proceeds of $3,000,000, net of finders’ fees and share issue costs of $6,450 and $27,656, respectively.  Refer to “Capital Stock” for additional details of the equity financing completed.  The proceeds received were partially offset by a payment in the amount of $39,253 applied to a term loan payable and payment of a security deposit in the amount of $100,000 to King & Bay West.

There were no financing activities for the year ended April 30, 2014.

During the year ended April 30, 2013, the Company incurred share issue costs in the amount of $46,481 with respect to financing completed in the previous year.

STATEMENT OF FINANCIAL POSITION INFORMATION

	As at April 30, 2015	As at April 30, 2014

Cash and cash equivalents	$2,350,202	$78,541
Marketable securities	-	55,159
Receivables	26,070	4,161
Available-for-sale investment	200,000	-
Prepaid expenses	32,258	34,470
Deposit	100,000	-
Exploration and evaluation assets	2,509,791	2,509,791
Property and equipment	75,588	91,016
Reclamation bonds	31,267	28,269
Total Assets	$5,325,176	$2,801,407

Payables and accrued liabilities	$203,055	$256,201
Due to related parties	312,886	632,749
Future reclamation provisions	20,807	19,267
Capital stock	90,663,999	87,411,032
Reserves	21,475,351	21,475,351
Deficit	(107,350,922)	(106,993,193)
Total Liabilities and Equity	$5,325,176	$2,801,407

Assets

Cash increased by $2,271,661 during the year ended April 30, 2015 which is primarily explained by the Company raising net proceeds of $2,965,894 from a private placement completed during the year.  The net proceeds received were partially offset by payments for recurring administrative and regulatory expenses as well as for a security deposit for shared office facilities.  The Company also acquired common shares in Voleo for an aggregate purchase price of $200,000.  Transactions affecting cash and cash equivalents are further detailed in “Liquidity and Capital Resources”.

During the year ended April 30, 2015, marketable securities decreased by $55,159 which is explained by the sale of 54,565 common shares of Canadian Zinc Corporation and 2,222,222 common shares of Expedition Mining Inc. for net proceeds of $21,543 and $31,167, respectively.  The Company also recorded an unrealized loss in the amount of $2,449 in relation to fair value adjustments.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

Receivables increased by $21,909 during the year ended April 30, 2015 due to increased Goods and Services Tax input tax credits to be refunded to the Company and accrued interest income related to interest bearing short-term investments.

As at April 30, 2015, available-for-sale investment consists of 1,000,000 common shares of Voleo which have an aggregate purchase price of $200,000 and were purchased by the Company on February 27, 2015.  Voleo is developing mobile applications and software platforms to meet the investment expectations of millennial investors.  It has built a functional prototype and designed a consumer version which is in development.

As at April 30, 2015, prepaid expenses decreased by $2,212 compared to the balance as at April 30, 2014 due to amortization of prepaid expenses for the year, which was partially offset by the Company renewing directors’ and officers’ insurance, incurring annual regulatory listing fees and maintaining annual claims for the Bootheel Uranium Project.

The balance of the non-current deposit in the amount of $100,000 as at April 30, 2015 (April 30, 2014 - $Nil) consists of a security deposit in the amount of $100,000 in accordance with a management services agreement which is detailed in “Related Party Transactions”.

There was no change in the balance of exploration and evaluation assets during the year ended April 30, 2015.

Property and equipment decreased by $15,428 during the year ended April 30, 2015 due to the purchase of storage containers in the amount $3,000, net of depreciation expense in the amount of $18,428.  The storage containers were purchased for the purpose of storing exploration equipment securely offsite.

During the year ended April 30, 2015, reclamation bonds increased by $2,998 as a result of an unrealized foreign exchange gain as the reclamation bonds are denominated in US dollars and registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

Liabilities

During the year ended April 30, 2015, payables and accrued liabilities decreased by $53,146 due to settling outstanding amounts due to various third parties.  In addition, the Company recorded a recovery of audit and accounting fees during the year as a result of reversing professional fees amounting to $26,117 as previous invoices received by the Company were revised.

Amounts due to related parties decreased by $319,863 during the year ended April 30, 2015 primarily as a result of the Company entering into a debt settlement agreement with King & Bay West and MJM Consulting Corp.  In accordance with the debt settlement agreement, King & Bay West forgave amounts owing of $246,063, including Goods and Services Tax of $20,911, which had been payable by the Company.  In addition, the Company issued a total of 1,640,416 common shares to King & Bay West and MJM Consulting Corp. to settle aggregate amounts payable of $246,062 during the year ended April 30, 2015.   The debt forgiveness and common share settlement were partially offset by further monthly shared office facilities and services provided by King & Bay West.

The non-current portion of amounts due to a related party as of April 30, 2015 consists of amounts payable to King & Bay West which were restructured into a non-interest bearing two year term loan in connection with the debt settlement agreement.  During the year ended April 30, 2015, amounts due to King & Bay West of $246,063 were restructured into a term loan to which the Company applied payments of $39,253.  For further details with respect to related party balances and transactions, refer to “Related Party Transactions”.

During the year ended April 30, 2015, future reclamation provisions increased by $1,540 due to non-cash accretion expense.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

Equity

Capital stock increased by $3,252,967 during the year ended April 30, 2015 as a result of the Company completing equity financing for gross proceeds of $3,000,000, net of cash finders’ fees and share issue costs totaling $34,106 and issuing 1,640,416 common shares to settle amounts due to related parties which were valued at $287,073.  The private placement and debt settlement agreement are discussed further in “Capital Stock” and “Related Party Transactions”, respectively.

Deficit increased by the net loss for the year ended April 30, 2015 in the amount of $357,729.

CAPITAL STOCK

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	April 30, 2015	Date of Report
Common shares – issued and outstanding	28,218,451	28,218,451
Director, employee and contractor options – outstanding	26,000	21,000
Warrants to purchase shares	20,000,000	20,000,000
Common shares – fully diluted	48,244,451	48,239,451

Share and warrant issuances

The Company issued the following common shares and share purchase warrants during the year ended April 30, 2015:

On December 9, 2014, the Company issued 612,500 common shares valued at $107,188 to settle amounts payable to MJM Consulting Corp. totaling $91,875.  This resulted in a loss on settlement of debt in the amount of $15,313.

On December 9, 2014, the Company issued 1,027,916 common shares valued at $179,885 to settle amounts payable to King & Bay West Management Corp. totaling $154,187.  This resulted in a loss on settlement of debt in the amount of $25,698.

On September 16, 2014, the Company closed a non-brokered private placement and issued 20,000,000 units at a price of $0.15 per unit for gross proceeds of $3,000,000. Each unit consists of one common share and one common share purchase warrant.  Each common share purchase warrant is exercisable to acquire one common share for a period of 5 years at an exercise price of $0.25.  The Company paid cash commission to certain arm’s length parties in the amount of $6,450 and cash share issue costs in the amount of $27,656.

There were no common share or share purchase warrant issuances during the years ended April 30, 2014 or 2013.

During the year ended April 30, 2014, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held. All references to share and per share amounts have been retroactively restated to reflect this share consolidation.

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel for the years ended April 30, 2015 and 2014 are summarized as follows:

	April 30, 2015	April 30, 2014	April 30, 2013

Share-based compensation	$-	$27,463	$405,876
Short-term benefits(1)	50,751	207,723	933,802
	$50,751	$235,186	$1,339,678

(1) include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

Other related parties

MJM Consulting Corp. is an entity that is owned by the former Executive Chairman, Mr. Mark J. Morabito.  The Company had a consulting agreement with Mr. Morabito and MJM Consulting Corp. whereby MJM Consulting Corp. provided management services to the Company.  This agreement was terminated by Mr. Morabito as of December 31, 2013 and as a result, no termination payment was required.  The management fee was consistent with what a company of similar size and asset base would pay for such services.

King & Bay West Management Corp. is an entity that is owned by Mr. Mark J. Morabito, the former Executive Chairman, and employs or retains certain directors, officers and consultants of the Company.  King & Bay West provides administrative, management, geological, regulatory, tax, business development and corporate communications services to the Company. These services are provided to the Company on an as-needed basis and are billed based on the cost or value of the services provided to the Company.  The fees are consistent with what King & Bay West charges its clients for similar services. The amount set out in the table below represents amounts paid or accrued to King & Bay West for the services of King & Bay West personnel and for overhead and third party costs incurred by King & Bay West on behalf of the Company.

Transactions entered into with related parties other than key management personnel during the years ended April 30, 2015 and 2014 include the following:

	April 30, 2015	April 30, 2014	April 30, 2013

King & Bay West	$299,470	$303,832	$1,234,170

Deposit as at April 30, 2015 consists of a security deposit in the amount of $100,000 (April 30, 2014 - $Nil) paid to King & Bay West in accordance with the management services agreement between King & Bay West and the Company (the “Management Services Agreement”).  Upon termination of the Management Services Agreement, the security deposit will be applied to the final invoice rendered by King & Bay West to the Company.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

Amounts due to related parties as at April 30, 2015 included the following:

•
King & Bay West, controlled by Mr. Morabito - $312,886 (April 30, 2014 - $540,874).  The amount due to King & Bay West consists of current and non-current amounts payable of $106,076 (April 30, 2014 - $540,874) and $206,810 (April 30, 2014 - $Nil), respectively.  The non-current amount payable to King & Bay West becomes due on September 16, 2016.

•	MJM Consulting Corp., controlled by Mr. Morabito - $Nil (April 30, 2014 - $91,875).

The amounts due to related parties are non-interest bearing.

Debt settlement

On September 16, 2014, the Company entered into a debt settlement agreement with King & Bay West and MJM Consulting Corp. (the “Debt Settlement Agreement”).  Under the terms of the Debt Settlement Agreement, King & Bay West agreed to forgive $246,063, including Goods and Services Tax of $20,911, payable by the Company, restructure $246,063 payable by the Company into a non-interest bearing two year term loan, and convert $154,187 payable by the Company into 1,027,916 fully paid and non-assessable common shares of the Company.  These common shares were valued at $179,885 and resulted in a loss on settlement of debt in the amount of $25,698.  In addition, MJM Consulting Corp. agreed to convert $91,875 payable by the Company into 612,500 fully paid and non-assessable common shares of the Company.  These common shares were valued at $107,188 and resulted in a loss on settlement of debt in the amount of $15,313.  The common shares were issued on December 9, 2014.

During the year ended April 30, 2015, the Company applied payments in the amount of $39,253 (April 30, 2014 - $Nil) to the non-interest bearing two year term loan due to King & Bay West.

Transactions with related parties were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

GOING CONCERN

The Company is in the process of exploring and developing its exploration and evaluation properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation properties and related deferred exploration costs are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future profitable production.

The consolidated financial statements of the Company have been prepared using IFRS on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The continuing operations of the Company are dependent upon the Company’s ability to continue to raise adequate financing and to commence profitable operations in the future.  The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

As at April 30, 2015, the Company had working capital of $2,099,399 (April 30, 2014 – working capital deficit of $716,619) and an accumulated deficit of $107,350,922 (April 30, 2014 – $106,993,193).  With the completion of equity financing for gross proceeds of $3 million and concurrent debt restructuring during the year ended April 30, 2015, the Company has sufficient funds to meet future estimated annual corporate and general costs and property maintenance costs, as detailed in “Liquidity and Capital Resources”.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the years reported.  Actual results could differ from those estimates.

Critical Judgements

The preparation of the consolidated financial statements requires management to make judgements regarding the going concern of the Company, as previously discussed, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting years. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the consolidated financial statements include:

Share-based Payments

Estimating fair value for granted stock options and compensatory warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them.

Deferred Tax Assets and Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Recoverability of Exploration and Evaluation Assets

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of  the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

Useful Life of Equipment

Equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on selection of suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 3 to the accompanying consolidated financial statements for the year ended April 30, 2015.

New Accounting Pronouncement Adopted

The following accounting standard was adopted as of May 1, 2014 and did not have a material impact on the consolidated financial statements of the Company.

Amendments to IAS 32, Financial Instruments:  Presentation, were effective for annual periods beginning on or after January 1, 2014 and relate to offsetting financial assets and financial liabilities.

New Accounting Pronouncement

The following accounting pronouncement has been made, but is not yet effective for the Company as at April 30, 2015.  The Company is currently evaluating the impact of the amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2018, with early adoption permitted.

RISK FACTORS

The exploration of mineral deposits involves significant risks and uncertainties, which even a combination of careful evaluation, experience and knowledge may not eliminate. Certain of the more prominent risk factors that may materially affect the Company’s future performance, in addition to those referred to above, are listed hereunder.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

The successful start of mining development and operations into a commercially viable mine cannot be assured.

There are numerous activities that need to be completed in order to successfully commence development and production, including, without limitation: completing a formal feasibility study that demonstrates an economic operation could exist on the Company’s mineral properties; optimizing the mine plan; recruiting and training personnel; having available funds to finance construction and development activities; avoiding potential increases in costs; negotiating contracts for the supply of power, shipping and for the sale of commodities; updating, renewing and obtaining, as required, all necessary permits, including, without limitation, environmental permits; and handling any other infrastructure issues. There is no certainty that the Company will be able to successfully complete these activities, since most of these activities require significant lead times, and the Company will be required to manage and advance these activities concurrently in order to begin production. A failure or delay in the completion of any one of these activities may delay production, possibly indefinitely, and will have a material adverse effect on the Company’s business, prospects, financial position, results of operations and cash flows.

As such, there can be no assurance that the Company will be able to complete development of its projects at all, on time or in accordance with any budgets due to, among other things, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Failure to successfully complete these events as expected would have a material adverse effect on the Company’s business, prospects, financial position, results of operations and cash flows.

There is no assurance that the Company will ever achieve production or that the Company will ever be profitable if production is achieved.

The Company may experience difficulty attracting and retaining qualified management and technical personnel to meet its needs for growth.

The Company is dependent on the services of key executives and other highly skilled and experienced executives and personnel focused on managing the Company's interests and the advancement of projects and on identifying new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or its inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on its business or future operations.

Titles and other rights to the Company’s projects cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its projects will not be challenged. The Company may not have, or may not be able to obtain, all necessary surface rights to develop its projects. Title insurance generally is not available for mineral properties, and its ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s projects may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on all or part of its projects as permitted or being unable to enforce our rights with respect to all or part of the Company’s projects.

The Company needs to enter into contracts with external service and utility providers.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. In order to develop a mine, the Company will need to negotiate and conclude various agreements with external service and utility providers for shipping and power access, and these are important determinants that affect capital and operating costs. The inability to conclude any such agreements could have a material adverse effect on the Company’s financial position, results of operations and cash flows and render the development of a mine unviable.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

The Company's activities are subject to environmental laws and regulations that may increase the Company's costs of doing business and restrict the Company’s operations.

All of the Company’s exploration, potential development and production activities are subject to regulation by governmental agencies under various environmental laws, including with respect to air emissions, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in our intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of its business, causing it to re-evaluate those activities at that time. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

The Company has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses since its inception and expects to incur losses for the foreseeable future. The Company expects to continue to incur losses unless and until such time as a project enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Company’s projects will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration, evaluation and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any agreements with strategic partners and our acquisition of additional properties. Some of these factors are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

The Company’s securities are subject to price volatility.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations that have not been necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Company’s share price will not occur. It may be anticipated that any quoted market for our common shares will be subject to market trends generally, notwithstanding any potential success in creating revenues, cash flows or earnings. The value of the Company’s common shares will be affected by such volatility.

FINANCIAL INSTRUMENTS

The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalent	FVTPL	Fair value
Marketable securities	FVTPL	Fair value
Receivables	Loans and receivables	Amortized cost
Available-for-sale investment	Available-for-sale	Amortized cost
Reclamation bonds	Held to maturity	Amortized cost
Payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

The fair value of the Company’s receivables, payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature.  The Company’s cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company’s available-for-sale investment is measured at cost on the basis that the common shares do not have a quoted market price in an active market and the fair value cannot be reliably measured.  The Company’s other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, and receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of Goods and Services Tax receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 14 of the consolidated financial statements.  As a result of financing and debt restructuring completed during the year ended April 30, 2015, management believes the Company has sufficient funds to support ongoing operating expenditures and meet its liabilities as they fall due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.

(b) Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

(c) Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2015, the Company has accounts payable denominated in US dollars of US$57,081, cash of US$8,249 and reclamation bonds of US$25,800.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $2,791.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off balance sheet financing arrangements.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the United States Securities Exchange Act of 1934 (the “Exchanged Act”)) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within our company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of company level internal controls over financial reporting on a risk based approach using elements of the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal controls over financial reporting during the year ended April 30, 2015 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report.

Jet Metal Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2015
Date Prepared: August 21, 2015

SUBSEQUENT EVENT

The following reportable event occurred subsequent to the year ended April 30, 2015:

•	On May 15, 2015, 5,000 stock options with an exercise price of $3.80 were forfeited.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Report on Form 20-F, is on SEDAR at www.sedar.com.

APPROVAL

The Board of Directors of the Company has approved the disclosures contained in this MD&A.